INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

April 2018

Dear Pfizer Shareholders:

Re: The Investor Case for Lobbying Disclosure at Pfizer

The International Brotherhood of Teamsters General Fund is urging shareholders to vote FOR Proposal 7, **at the Pfizer Inc., shareholder meeting on April 26, 2018.**

The proposal asks for a lobbying report detailing:

- Oversight policies by the board;
- Listing of lobbying payments at the federal and state levels;
- Payments to trade associations used for lobbying; and,
- Membership in and contributions to any tax exempt organization that writes and endorses model legislation.

The proposal is part of an ongoing investor campaign for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Pfizer shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives that can pose risks to Pfizer's reputation to the detriment of shareholder value.

Federal Lobbying – Pfizer Spends Millions a Year to Lobby

- Pfizer regularly ranks as a top lobbying spender among drug makers in Washington.[i] For 2017, it ranked second among pharmaceutical companies, spending $10,430,000,[ii] and Pfizer ranked first in 2016, spending $9,880,000 on federal lobbying.[iii]
- Since 2010, Pfizer has spent more than $83.9 million on federal lobbying.

State Lobbying – Information on Pfizer's Spending in 50 States Difficult to Obtain

- Finding lobbying disclosure at the state level has been described by an expert as "nearly impossible" given "the 'Byzantine' manner in which the data is captured and made available online," which effectively buries information at many states.[iv]
- Pfizer lobbied in all 50 states during 2010 – 2014,[v] and in 2016 Pfizer had as many as 295 lobbyists registered to lobby in 48 states.[vi]
- Pfizer's state-level lobbying spending is likely significant. According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, between 2012 and 2015, Pfizer spent over $6.8 million, ranking #6 in overall spending, #2 for overall lobbying intensity,[vii] and #1 in its sector for lobbying intensity.[viii]

Pfizer Shareholders Currently Have No Way to Comprehensively Know All of Pfizer's Trade Association Memberships or Contributions Being Used to Lobby on Its Behalf

- Trade associations spend hundreds of millions to lobby. For example, the U.S. Chamber of Commerce spent more than $1.4 billion on lobbying since 1998.
- Pfizer shareholders face a trade association blind spot, as Pfizer fails to comprehensively disclose its trade association memberships, and does not disclose its trade association payments, nor the portions of these payments used for lobbying.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

- Pfizer currently lists membership in 11 U.S. trade associations, including the Business Roundtable, the National Association of Manufacturers (NAM), Pharmaceutical Research and Manufacturers of America (PhRMA) and the Chamber of Commerce. These 11 trade associations spent over $155 million on federal lobbying for 2017,[ix] yet shareholders have no way to know how much of this is comprised of Pfizer's payments.
- Pfizer's current disclosure fails to disclose membership in at least 11 trade association that spent over $8.1 million on federal lobbying for 2017 including: AdvaMed, the Alliance for a Stronger FDA, the Alliance for Patient Access, the Biosimilars Forum, the Healthcare Distribution Alliance, the Massachusetts Biotechnology Council, the National Association of Specialty Pharmacy, the National Health Council, the Personal Care Products Council, the Pharma & Biopharma Outsourcing Association, and the Pharma Industry Labor Management Association.[x]

Pfizer's Undisclosed Memberships in the Healthcare Distribution Alliance and the Alliance for Patient Access Pose Reputational Risks

- Of Pfizer's non-disclosed trade associations, the Alliance for Patient Access and the Healthcare Distribution Alliance have attracted negative scrutiny for their roles in passing legislation that weakened the Drug Enforcement Administration's ability to stop suspicious drug shipments by distributors, thereby exacerbating the opioid crisis.[xi]
- Pfizer's lobbying against state opioid limits amid the crisis has drawn negative scrutiny.[xii]

Pfizer Values and Trade Association Lobbying Misalignment

Investors are concerned undisclosed trade association lobbying may pose reputational risks when it contradicts a company's public positions, resulting in a values incongruity. At Pfizer, its positions on climate change, drug pricing and tobacco versus the lobbying positions of its trade associations provide clear examples of the values incongruity.

- **Climate Change Misalignment**: "As a science-based health care company, Pfizer has long recognized the risks posed by global climate change, such as more severe weather events and potential adverse impacts on human health, and has, as a precautionary step, taken significant voluntary action to reduce its own greenhouse gas (GHG) emissions."[xiii]
- Yet Pfizer was recently identified as one of 10 major global companies who maintain extensive networks of trade associations and lobbyists whose aggregate positions on climate are most misaligned with their own. The report noted Pfizer as a company "with little business exposure to the fossil fuel value chain and whose own positive climate positions sharply contrast with those of their lobbyists including the National Association of Manufacturers, the US Chamber of Commerce and the American Legislative Exchange Council."[xiv]
- Another report looking at trade associations and their climate policy footprint found that among the 25 of the very largest corporations, Pfizer was ranked the third worst for having the most negative impact on climate policy through their lobbying networks.[xv]
- **Drug Pricing Misalignment:** Part of Pfizer's purpose includes affordable medicines,[xvi] yet Pfizer serves on the board of the Pharmaceutical Research and Manufacturers of America (PhRMA), which spent over $100 million to defeat a California drug pricing initiative in 2016[xvii] and $58 million against an Ohio drug pricing initiative in 2017.[xviii]
- **Tobacco Health Misalignment:** Pfizer announced its support for the World Health Organization's guidelines on smoking cessation in 2010. These guidelines are aimed at helping countries to meet their obligations under the Framework Convention on Tobacco Control.[xix] Pfizer supports smoking cessation, yet the Chamber works to block global smoking laws.[xx]

ALEC & Reputational Risk

The lobbying disclosure proposal also asks for disclosure of payments to tax-exempt organizations that write model legislation, which includes the American Legislative Exchange Council, or ALEC, which is a non-profit that convenes state lawmakers and corporations to promote model laws written by corporations.

- Pfizer serves on the ALEC Private Enterprise Advisory Council[xxi] and serves on two task forces, the Civil Justice Task Force and the Health and Human Services Task Force.[xxii]

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

- Pfizer's ALEC membership has drawn negative media scrutiny,[xxiii] as well as requests to end its membership from groups that noted differences between ALEC and Pfizer on public health laws, including ALEC's support of the tobacco industry.[xxiv]
- ALEC has also attracted negative attention for its role in promoting bills on Voter ID, Stand-your-Ground and blocking EPA regulations.
- Highlighting the reputational risks of third party involvement, more than 100 companies have publicly announced leaving ALEC in recent years.[xxv] This mass ALEC exodus includes 18 of Pfizer's pharmaceutical and general industry peers[xxvi]: Amgen, AstraZeneca, Bristol-Myers Squibb, GlaxoSmithKline, Johnson & Johnson, Merck, Roche and Sanofi from the Pharmaceutical Peer Group, and 3M, Coca-Cola, ConocoPhillips, Express Scripts, General Electric, IBM, Microsoft, PepsiCo, Procter & Gamble and UnitedHealth Group from the General Industry Comparator Group.

Lobbying Transparency: What Gets Disclosed Gets Managed

- Transparent disclosure would show if Pfizer's lobbying is being done for the company and shareholders' best interests.
- Knowing our company's lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Pfizer's best interests.

Proxy Advisor Institutional Shareholder Services (ISS) Recommends Support for the Proposal

- "[Pfizer] does not disclose on its website the portion of the dues and other payments used by these organizations for lobbying purposes."
- "Further, the company does not provide information about its management-level oversight of its direct and indirect lobbying activities, and it is unclear from its charter if the Corporate Governance Committee's oversight of the company's political spending practices includes Pfizer's lobbying activities."
- "There may be instances where lobbying for changes in legislation or regulation may provide short-term shareholder value but may not be in the public's best interest, exposing the company to regulatory and reputational risk."
- "Additional information about the company's direct and indirect lobbying would allow shareholders to assess the company's management of its lobbying-related activities and to better understand the risks and benefits of these activities."[xxvii]

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

- According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[xxviii]
- In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[xxix]
- In 2017, the Reputation Institute evaluated public perceptions of pharmaceutical companies for reputation in eight countries in a number of categories, and ranked Pfizer last.[xxx]

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

---

[i] "Novartis, Pfizer and Amgen Top Pharma's Lobby Spending in Eventful Q1," Fierce Pharma, April 26, 2017.
[ii] OpenSecrets.org, "Pfizer," https://www.opensecrets.org/lobby/indusclient.php?id=1104&year=2017, accessed April 10, 2018.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

[iii] OpenSecrets.org, "Pfizer," https://www.opensecrets.org/lobby/indusclient.php?id=H04&year=2016, accessed April 10, 2018.
[iv] Nathan Layne, "Wal-Mart improves lobbying disclosure after shareholder push," Reuters, May 13, 2015.
[v] Liz Essley Whyte and Ben Wieder, "Amid federal gridlock, lobbying rises in the states," Center for Public Integrity, February 11, 2016; https://www.publicintegrity.org/2016/02/11/19283/here-are-interests-lobbying-every-statehouse.
[vi] National Institute on Money in State Politics, https://www.followthemoney.org/, accessed April 11, 2018.
[vii] The intensity of state lobbying was measured by calculating lobbying expenditures per $1 million of revenue.
[viii] Heidi Welsh and Robin Young, "How Leading U.S. Corporations Govern and Spend on State Lobbying," Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, pgs. 29, 33 - 34. The study examined the largest 100 S&P500 companies, adjusted for sector distribution.
[ix] OpenSecrets.org, (Biotechnology Innovation Organization - $9,390,000; Business Roundtable - $27,380,000; California Life Sciences Association - $530,000; Consumer Healthcare Products Association - $871,000; Council for Responsible Nutrition - $400,000; Healthcare Institute of New Jersey- $226,952; Healthcare Leadership Council- $730,000; National Association of Manufacturers - $8,100,000; National Pharmaceutical Council - None found; Pharmaceutical Research and Manufacturers of America - $25,847,500; U.S. Chamber of Commerce - $82,190,000), accessed April 10, 2018.
[x] OpenSecrets.org, (AdvaMed, https://www.advamed.org/join/members, $3,600,000; Alliance for a Stronger FDA, https://strengthenfda.org/members/, $330,000; Alliance for Patient Access, http://1yh21u3cjptv3xjder1dco9mx5s.wpengine.netdna-cdn.com/wp-content/uploads/2018/01/AfPADonorsJanaury2018.pdf, $120,000; Biosimilars Forum, http://www.biosimilarsforum.org/node/3, $480,000; Healthcare Distribution Alliance, https://www.healthcaredistribution.org/about/membership/manufacturer, $1,273,232; Massachusetts Biotechnology Council, https://www.massbio.org/member?category=bioTechnology&subcategory=all&therapeuticArea=all&page=17, $140,000; National Association of Specialty Pharmacy, https://naspnet.org/board-of-directors/, $200,000; National Health Council, http://www.nationalhealthcouncil.org/about-nhc/membership-directory, $62,851; Personal Care Products Council, https://www.personalcarecouncil.org/members?tid=27&tid_1=10, $1,510,000; Pharma & Biopharma Outsourcing Association, http://www.pharma-bio.org/member-companies/, $190,000; Pharma Industry Labor Management Association, http://www.pilma.org/who-we-are/trustees/, $290,000), websites accessed April 10, 2018.
[xi] "Opioid Lobbyist Left a Digital Fingerprint on a Campaign by 'Patient Advocates,'" The Intercept, October 22, 2017.
[xii] "Politics of Pain: Drugmakers Fought State Opioid Limits amid Crisis," Center for Public Integrity, December 15, 2016.
[xiii] "Pfizer Climate Change Position statement," found at: https://www.pfizer.com/files/responsibility/protecting_environment/Pfizer-Climate-Change-Position-Statement.pdf.
[xiv] "Trade Associations and Climate: Shareholders Make Themselves Heard," InfluenceMap, February, 2018.
[xv] "Trade Associations and their Climate Policy Footprint," InfluenceMap, December 2017.
[xvi] "Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world." (found at: http://www.pfizer.com/careers/en/mission-purpose).
[xvii] "Big Pharma Fights 'Tooth and Nail' against California Drug Vote," Bloomberg, October 25, 2016.
[xviii] "Ohio Voters Reject Measure to Rein in Drug Costs," Stat News, November 7, 2017.
[xix] "Pfizer Supports Historic World Health Organization Guidelines on Smoking Cessation and Tobacco Dependence Treatment," Pfizer, November 20, 2010. (found at: http://www.pfizer.com/files/news/guidelines_smoking_tobacco.pdf).
[xx] "U.S. Chamber Works Globally to Fight Antismoking Measures," New York Times, June 30, 2015.
[xxi] https://www.alec.org/person/josh-brown/.
[xxii] "Climate Civil War Brewing at ALEC," E&E News, November 15, 2017; https://www.sourcewatch.org/index.php/Pfizer_Inc.
[xxiii] "Pfizer Should Follow the Tech Industry out of ALEC," Huffington Post, February 2, 2015.
[xxiv] "More than 80 Groups Urge Pfizer to Leave American Legislative Exchange Council (ALEC)," Common Cause, March 4, 2015.
[xxv] https://sourcewatch.org/index.php?title=Corporations_that_Have_Cut_Ties_to_ALEC.
[xxvi] 2018 Pfizer Proxy Statement, p. 73.
[xxvii] ISS 2018 Pfizer Proxy Analysis, p. 31, April 2, 2018.
[xxviii] "Reputation Risk," The Conference Board, 2007, p. 6.
[xxix] "2014 Global Survey on Reputation Risk," Deloitte, p. 4.
[xxx] "RANKED: These are the most and least reputable drug companies in the world," Business Insider, June 6, 2017.